June 28, 2007

Mail Stop 4561

Hong Zhao, President
YaFarm Technologies, Inc.
197 Route 18 South
Suite 3000, PMB 4157
East Brunswick, NJ 08816

> **Re:** **YaFarm Technologies, Inc.**
> **Amendment 2 to Form SB-2**
> **Filed June 13, 2007**
> **File No. 333-140764**

Dear Ms. Zhao:

We have reviewed your amendment and have the following comments in that regard. Unless otherwise noted, all of our comment letter references are to our letter dated May 8, 2007.

Form SB-2
Selling Security Holders, page 11

1. Please see prior comment 3. Please expand the disclosure to indicate whether CH Capital, LLC acquired the securities to be resold in the ordinary course of business. In this regard, it appears that CH Capital was one of the "founders" of Yafarm Technologies. Also indicate whether at the time of the acquisition, CH Capital, LLC had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.

2. Please see prior comment 5. Please clearly state whether the Columbia China Capital Group, which is the majority shareholder of YaFarm, is the same company as the U.S. and China-based boutique investment firm by the same name.

Security Ownership, page 15

3. Please update your security ownership table to the most recent practicable date. See Item 403 of Regulation S-B.

Description of Business, page 19
Company Overview, page 19

4. Please see our prior comment 7. Disclose all material terms associated with the reverse acquisition such as the value of the stock given to Zhiguang Zhang and Jie Geng in exchange for their interests in YaFarm Group, LLC, the principal parties involved, the total consideration involved, including any fees, the business purpose of the reverse acquisition, etc.

5. Please include in the referenced disclosure on page 20 the statement that "YaFarm does not currently outsource website development or web hosting services to persons in the Peoples Republic of China."

Management's Discussion and Analysis or Plan of Operations, page 23

6. Please see prior comment 15. As previously requested, please disclose the total cost of contracting out the hosting of websites compared to the total probable cost of hosting them in-house.

7. We note that you have included disclosure of the loan from your principal investor in the Certain Relationships and Related Transactions section but have not discussed it in the Management's Discussion and Analysis as requested in our prior comment 17.

Part II
Undertakings, page II-3

8. We note that you included the undertaking specified in Item 512(e) of Regulation S-B. Now please include the requested undertaking specified in Item 512(g) of Regulation S-B.

       Please contact Hugh Fuller at (202) 551-3853 if you have any questions or require assistance. You may also contact Barbara C. Jacobs, the Assistant Director, at (202) 551-3730, should you require further assistance.

                                                      Sincerely,

                                                      Barbara C. Jacobs
                                                      Assistant Director

CC: Brian A. Lebrecht
        The Lebrecht Group, APLC
        406 W. South Jordan Parkway, Suite 160
        South Jordan, UT 84095
        Facsimile Number: (801) 983-4958